SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 23, 2009
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

This Report on Form 6-K contains a press release of Qimonda AG, dated January 23, 2009 announcing that it has petitioned for the opening of insolvency proceedings, which is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

Qimonda petitions for the opening of insolvency proceedings
•	Munich and Dresden locations affected
•	Negotiations on a financing package could not be completed in time
•	Target to restructure key business units of the Qimonda group
Munich, Germany — January 23, 2009 — Qimonda AG (NYSE: QI) and Qimonda Dresden OHG have filed an application with the local court in Munich today to open insolvency proceedings. Their goal is to reorganize the companies as part of the ongoing restructuring program. The court will now appoint a preliminary insolvency administrator.
The Qimonda Management Board intends to restructure key business units within the context of the insolvency regime. “German insolvency law offers the opportunity to accelerate the restructuring process that has already been started in order to reposition the company back onto a solid base,” said Kin Wah Loh, President and Chief Executive Officer of Qimonda AG. Qimonda possesses established products and, with its Buried Wordline technology, is currently bringing a promising future technology to the market.
The insolvency petition is the result of the massive drop in prices in the DRAM industry and dramatically decreased access to financing on the capital markets, both of which have led to the deterioration of the financial position of Qimonda in recent months. A financing package involving the Free State of Saxony, parent company Infineon, a leading Portuguese financial institution and additional banks could not be completed in time, despite intensive but also very complex negotiations and financial support committed by customers over the past days and weeks. Furthermore, an increased need for financing for the current financial year recently became apparent as a

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consequence of the price decline in the December quarter and the fact that important investments needed for productivity improvements could not be made due to the delay in negotiations.
The temporary insolvency administrator will analyze the situation at Qimonda in the coming days. “We assume we will be able to continue our business within the context of our restructuring program with the support of the temporary insolvency administrator and our employees,” Loh said. “We are especially counting on the excellent relationships with our customers and suppliers, with whom we have made significant progress in developing our Buried Wordline technology during the last months.”
Qimonda already introduced a global restructuring and cost reduction program in October in order to reposition the company. The main focus of the program is to concentrate on core competencies, such as the innovative Buried Wordline technology, as well as the company’s strong portfolio of infrastructure and graphics products.
The sale of its stake in Inotera in November 2008 was another important step, as this reduces exposure to the PC market and the associated cash outflow going forward. The ramp down of Qimonda’s 200-mm production in Richmond (Virginia), USA and the backend manufacturing for components and modules Dresden are on track. In addition, the company has consolidated its product development in Munich and Xi’an, and has started to reduce headcount and its administrative costs.
Qimonda has considerable potential for successful repositioning thanks to its leading-edge and innovative Buried Wordline technology, a strong product portfolio, particularly in the areas of graphics and infrastructure, and more than 20,000 patents and patent

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applications. The Qimonda Management Board will do its utmost, subject to the agreement of the preliminary insolvency administrator, to secure the financial funds necessary for the company’s reorganization in negotiations with potential lenders and investors. Given Qimonda’s technological strengths, the Board sees good chances for success.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a diversified DRAM product portfolio. The company generated net sales of Euro 1.79 billion in financial year 2008 and had - prior to its announcement of a repositioning of its business — approximately 12,200 employees worldwide, of which 1,400 were in Munich, 3,200 in Dresden and 2,800 in Richmond (Virginia, USA). The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Qimonda is an active innovator and brings high performance, low power consumption and small chip sizes to the market based on its breakthrough Buried Wordline technology. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: January 23, 2009	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board